April 1, 2009

Mr. Todd Schiffman

Assistant Director

Financial Services Group

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Discover Financial Services
Form 10-K for the fiscal year ended November 30, 2008
File No. 001-33378

Dear Mr. Schiffman:

Discover Financial Services (“Discover” or the “Company”) is pleased to respond to your letter, dated March 18, 2009, to Mr. David W. Nelms. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and the headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K for the period ended November 30, 2008

1.	Revise, in future filings, many of the risk factors to make the disclosures particularized to the Company’s situation instead of generalized conditions that affect similar situated entities. In this regard, revise the risk factors to disclose the following:

a.	With regard to the risk on amendments to Regulation AA, revise to disclose the revenue derived from these areas for each of the last 2 reporting periods;

b.	With regard to the risk on managing credit risks, revise to disclose the net charge-offs and aggregate non-performings for each of the last 2 reporting periods;

c.	With regard to the risk of being unable to securitize, revise to disclose the revenues from securitization for each of the last 2 reporting periods;

d.	With regard to the risk relating to deposits, revise to disclose the amount of brokered deposits as of the end of the last 2 reporting periods; and,

e.	With regard to the risk of early amortization of securitization transactions, or the risk of declines in retained interests related to securitizations, revise to disclose the aggregate balance sheet assets relating to securitizations and the net revenue or expenses associated with securitizations for each of the last 2 reporting periods.

As requested, we will revise, in future filings, the risk factors generally to make the disclosures particularized to the Company’s situation instead of generalized conditions that affect similar situated entities and, in particular with respect to the specific risk factors referred to in the Staff’s comment, we will disclose the information requested. We will make such revisions to the risk factors identified above in the Company’s Form 10-K for the fiscal year ending November 30, 2009, or earlier in a Form 10-Q to the extent that we amend any existing risk factor to disclose any material changes from the Company’s risk factors as previously disclosed in the Company’s Form 10-K for the fiscal year ended November 30, 2008.

Item 7. Management’s Discussion and Analysis

Loan Quality, page 62

2.	In Note 5 of your financial statements you use individual categories to present the details of your loan receivables as of November 30, 2008 and 2007. In order to promote transparency and full disclosure, please revise future filings starting with your February 28, 2009 Form 10-Q to present the details of your loan receivables for each of the last five years in accordance with the guidance in Item III.A of Industry Guide 3. Please present this information in any future interim filings if a material change in the information presented or the trend evidenced has occurred.

As requested, in future filings beginning with the Company’s February 28, 2009 Form 10-Q, we will revise the Loan Quality disclosures in Management’s Discussion and Analysis pursuant to Item III.A of Industry Guide 3 to include the individual categories used in Note 5, Loan Receivables, in the Company’s Form 10-K for the fiscal year ended November 30, 2008, to present the details of the Company’s loan receivables for the last five years as presented below:

Management’s Discussion and Analysis – Loan Quality

Loan receivables consist of the following (dollars in thousands):

	February 28, 2009	November 30, 2008	November 30, 2007	November 30, 2006	November 30, 2005	November 30, 2004
Loans held for sale	$—	$—	$—	$1,056,380	$2,437,060	$1,505,574
Loan portfolio:
Credit Card:
Discover Card	25,704,794	23,348,134	20,345,787	19,582,675	18,000,767	17,106,211
Discover Business Card	451,887	466,173	234,136	59,088	—	—

Total credit card	26,156,681	23,814,307	20,579,923	19,641,763	18,000,767	17,106,211
Other consumer loans:
Personal loans	1,162,094	1,028,093	165,529	24,968	52,837	107,825
Student loans	642,624	299,929	12,820	155	242	364
Other	72,809	74,282	72,845	66,978	120,400	174,146

Total other consumer loans	1,877,527	1,402,304	251,194	92,101	173,479	282,335

Total loan portfolio	28,034,208	25,216,611	20,831,117	19,733,864	18,174,246	17,388,546

Total loan receivables	28,034,208	25,216,611	20,831,117	20,790,244	20,611,306	18,894,120
Allowance for loan losses	(1,878,942)	(1,374,585)	(759,925)	(703,917)	(795,722)	(910,261)

Net loan receivables	$26,155,266	$23,842,026	$20,071,192	$20,086,327	$19,815,584	$17,983,859

Allowance for Loan Losses, page 63

3.	To the extent you have material charge-offs or recoveries in the categories used to present the details of your loan receivables in accordance with Item III.A of Industry Guide 3, please revise future filings starting with your February 28, 2009 Form 10-Q to present charge-offs and recoveries by these categories in accordance with the guidance in Item IV.A of Industry Guide 3 for each of the last five years. Please present this information in any future interim filings if a material change in the information presented or the trend evidenced has occurred.

Gross and net charge-offs of other consumer loans and Discover Business Card loans are not material. Less than 1% of the Company’s gross charge-offs, recoveries and net charge-offs were attributable to other consumer loans, which include the subcategories of personal loans, student loans and other loans, for each of the fiscal years in the five-year period ended November 30, 2008. Just 1.7% of total gross charge-offs, 0.2% of total recoveries and 2.0% of total net charge-offs were attributable to Discover Business Card loans for the year ended November 30, 2008 and less than 1% each of total gross charge-offs, recoveries and net charge-offs were attributable to Discover Business Card loans for each of the fiscal years in the four-year period ended November 30, 2007. The disclosures prescribed in Item IV.A of Industry Guide 3 will be provided in future filings as conditions warrant.

4.	To the extent you have allocated a material amount of allowance for loan losses to the categories used to present the details of your loan receivables in accordance with Item III.A of Industry Guide 3, please revise future filings starting with your February 28, 2009 Form 10-Q to allocate your allowance for loan losses in accordance with the guidance in Item IV.B of Industry Guide 3 for each of the last five years. Please present this information in any future interim filings if a material change in the information presented or the trend evidenced has occurred.

The allowance for loan losses associated with other consumer loans and Discover Business Card loans is not material. Discover Card consumer loans accounted for more than 93% of the total allowance for loan losses at November 30, 2008 and more than 97% of the total allowance for loan losses at November 30, 2007, 2006, 2005 and 2004. The relatively small portion of the allowance related to other consumer loans and Discover Business Card products is reflective of the relatively small size of those portfolios. The disclosures prescribed in Item IV.B of Industry Guide 3 will be provided in future filings as conditions warrant.

Funding Sources, page 75

5.	On page 100, you disclose that during 2007 and 2008 you exchanged over $1 billion of your seller’s interest in the Discover Card Master Trust I for Class B and Class C subordinated notes from your qualifying special-purpose entity, DCENT, in order to maintain the entity’s triple-A rated note status. Please tell us the following:

a.	How you considered whether the exchanges caused DCENT to no longer qualify as a qualifying special purpose entity. Please provide details of your analysis performed and any technical guidance on which you relied.

As outlined below, prior to executing these transactions, we concluded that they do not cause the Discover Card Execution Note Trust (“DCENT” or the “trust”) to lose its qualifying status. Whether DCENT notes are sold to the Company or to an unrelated third-party investor, the issuance and sale of these notes is always executed in the same manner. The precise execution of these transactions is in accordance with the legal documents which govern the activities of the trust, and each issuance of Class B and Class C notes is done solely for the purpose of facilitating the future issuance of additional Class A notes as required by the DCENT structure.

In the normal course of the trust’s activities, Class B and Class C notes are issued by DCENT and sold to investors for cash. Regardless of whether the investor is Discover or an unrelated third party, the transactions are executed the same way. While on a fully-consolidated GAAP reporting basis the purchase of these notes by Discover was reported as an “exchange” of seller’s interest for investment securities, the legal transfers that occur for each of these transactions (as well as the accounting treatments on a non-consolidated basis) are effectively the same as for an issuance to an unrelated third-party investor.

DCENT is a de-linked securitization structure. A de-linked structure enables the issuance of senior and subordinate tranches independent of one another, provided that the prescribed minimum subordination requirements are always met. For example, for the 2007-1 Series, every $100 million of Class A notes issued required that approximately $6.3 million of subordinated Class B notes and $8 million of subordinated Class C notes were issued and outstanding at the time of the Class A issuance.

It is important to understand that the issuance of Class B and Class C notes from DCENT was not necessary to maintain the triple-A rating on existing Class A notes issued by the trust. The issuance of additional Class B and Class C notes out of DCENT was done in order to create additional triple-A rated Class A issuance capacity out of that trust. The issuance of the subordinated notes in 2007 and 2008 to the Company enabled the trust to issue another $6.25 billion in triple-A rated Class A notes between October 2007 and August 2008 and as of November 30, 2008 provided the Company with over $5 billion of available triple-A rated Class A note issuance capacity.

DCENT notes of all classes are backed by the assets in Discover Card Master Trust I (“DCMT”) by way of a collateral certificate issued by DCMT to DCENT. The collateral certificate represents an undivided interest in the master trust. As defined in the governing documents of DCMT, in connection with any issuance of notes from DCENT, there will be an increase in DCENT’s interest in the collateral certificate and a decrease in Discover Bank’s seller’s interest in DCMT. Discover Bank, as holder of the seller’s interest, receives issuance proceeds received by DCENT in connection with the corresponding issuance of DCENT notes.

The transactions referenced in the Staff’s comment involve a cash purchase by an affiliate of Discover Bank of DCENT notes, the investment of these proceeds by DCENT in an additional interest in the DCMT collateral certificate, and the use of these proceeds by DCMT to purchase receivables from Discover Bank out of Discover Bank’s seller’s interest. Each of these transactions is structured to preserve the legal isolation of the underlying trust assets, and on a stand-alone basis at the Discover Bank level, each transaction constitutes a legal sale. In accordance with FASB Statement No. 140 (“SFAS 140”), on a fully-consolidated basis, a sale is only recognized to the extent interests are issued and sold to unrelated third-party investors. In the future, we will amend language in the Company’s periodic reports on Forms 10-K and 10-Q to clarify that these transactions are issuances and sales of DCENT notes in the normal course of that trust’s activities.

In concluding that these transactions do not adversely impact the qualifying status of the trust, we considered the provisions in paragraph 35 of SFAS 140 as follows:

The trust remains demonstrably distinct from the transferor (paragraphs 35(a) and 36). As of November 30, 2008, at which time a total of $1.065 billion in Class B and Class C notes had been issued by DCENT and purchased by Discover Bank or its affiliates, approximately 87% of the fair value of the trust’s beneficial interests was still held by unrelated third-party investors, well beyond the 10% minimum required under paragraph 36 of SFAS 140. Additionally, these transactions do not give Discover Bank, its affiliates or its agents the unilateral ability to dissolve the trust. The securitization documents stipulate that any beneficial interests held by Discover Bank, its affiliates or agents do not convey the voting rights that are available to unrelated third-party holders of those same beneficial interests. This provision further precludes Discover from maintaining effective control of the special purpose entity or of the assets transferred to it that might otherwise be considered possible through the ownership of these Class B and Class C notes.

Permitted activities. Please see the response to Comment 5(b) below.

Other conditions. The remaining two conditions, concerning the types of assets a qualifying special purpose entity (“QSPE”) may hold (paragraph 35(c)) and the conditions under which a QSPE can dispose of noncash financial assets (paragraph 35(d)), are not relevant to this analysis since the transactions referenced in the Staff’s comment do not involve the question of the types of assets held by the trust or the disposal of noncash financial assets of the trust.

b.	Specifically tell us how you considered whether the exchange was considered a permitted activity as the term is used in paragraph 35b of SFAS 140. If you believe it was, please tell us the specific portion of the legal document that established the special-purpose entity that permitted the exchange.

As noted in the response to Comment 5(a), in the normal course of the trust’s activities, Class B and Class C notes are issued and sold to investors for cash. Regardless of whether the investor is Discover or an unrelated third party, the transactions are executed the same way. As noted on page 57 of the DCENT prospectus dated July 20, 2007, as included with the prospectus supplement for the first issuance of Class C (2007-1) DiscoverSeries Notes from that trust and similarly in the prospectus supplements for all subsequent DCENT series, “Discover Bank and its affiliates may own certificates representing interests in the master trust and notes issued by DCENT in their own names.”

Because these transactions were executed precisely as specified in the Series Supplement dated as of July 26, 2007 to the Amended and Restated Pooling and Servicing Agreement dated November 2, 2004, as amended (the “Pooling and Servicing Agreement”), Section 19, “Increases to Series Investor Interest,” they represent permitted activities. As noted above, the legal form of the transactions under which Class B and Class C notes were purchased by an affiliate of Discover Bank was no different than for the purchase of notes by unrelated third-party investors.

SFAS 140 explicitly contemplates the occurrence of beneficial interests that continue to be held by the transferor as evidenced by the fact that it provides guidance on how to account for and report such interests (e.g., paragraphs 10, 14 and 58, among others). Similarly, the various legal documents which establish and govern DCENT and DCMT contemplate that Discover Bank or its affiliates or agents may purchase notes issued by the trust. Various provisions of the trust documents provide evidence of this, most notably those which clarify that for matters subject to investor consent, those interests held by the transferor or its affiliates or agents are non-voting.

6.	Please revise future filings to disclose if your special purpose subsidiary, DRFC Funding LLC is consolidated. Also disclose where the liability related to the $1.2 billion portion of the cash collateral which was financed is presented in your financial statements and disclose in one note to your financial statements the amount of assets pledged as security for loans.

As requested, in future filings beginning with the Company’s February 28, 2009 Form 10-Q, we will disclose in Management’s Discussion and Analysis that the Company’s special purpose subsidiary, DRFC Funding LLC, is consolidated. Additionally, the Credit Card Securitization Activities note to the Company’s consolidated financial statements will disclose that a majority of our rights to receive repayment of the loans used to fund the cash collateral accounts is pledged as collateral against a long-term borrowing and will include a reference to the Long Term Borrowings disclosure. The following additional disclosure will be included in Management’s Discussion and Analysis:

As of February 28, 2009, the balance of cash collateral account loans on which we provided funding was $995.0 million and is recorded in amounts due from asset securitization in the consolidated statement of financial condition at its fair value of $956.1 million. A majority of this funding was obtained through a loan facility entered into between a consolidated special purpose subsidiary, DRFC Funding LLC, and third-party lenders. At February 28, 2009, $630.0 million of the DRFC Funding LLC loan facility remains outstanding and is recorded in long-term borrowings in the consolidated statement of financial condition. Repayment of this loan facility is secured by $945.0 million of cash collateral account loans at February 28, 2009.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Loans Held for Sale, page 89

7.	You disclose that you include loans held for sale in your loan receivables balance and that there was no balance in loans held for sale at November 30, 2008 or 2007. To the extent that you have significant balances of loans held for sale in the future, please do not include the balances as loans receivable. Refer to paragraph 13.e of SOP 01-6.

We note the Staff’s comment concerning loans held for sale. Initially included in the Company’s Form 10-K for the year ended November 30, 2007, the statement that “the Company includes its loans held for sale in loan receivables” was meant to indicate that loans held for sale were presented in a separate caption under the general heading of Loan receivables on the Company’s consolidated statement of financial condition. Because the Company had no loans classified as held for sale for either of the periods presented in its Form 10-K for the year ended November 30, 2008, the loans held for sale caption was omitted from the consolidated statement of financial condition in that report. We acknowledge that SOP 01-6 requires separate presentation of loans held for sale, and as indicated above, the Company has historically applied that guidance when presenting any statement of financial condition which includes a non-zero balance for loans held for sale. We will revise the language in Note 2 to clarify the presentation of loans held for sale, and the Company’s statement of financial condition will continue to present any loans held for sale apart from loans held for investment.

Note 4. Investment Securities, page 99

8.	Please tell us and revise future filings to disclose the cause of the impairment of your held-to-maturity securities. If the impairment is due to causes other than changes in interest rates, please tell us and revise future filings to disclose the information you considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary.

The impairment of the Company’s held-to-maturity securities as of November 30, 2008 of approximately $17.1 million was the result of changes in interest rates subsequent to the acquisitions of those securities. As such, the nature of this impairment was deemed temporary. In evaluating whether impairment of the Company’s held-to-maturity securities is temporary or other than temporary, we consider whether it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the instruments. We make this analysis for the Company’s held-to-maturity investments in accordance with the guidance in FASB Statement No. 115, FSP FAS 115-1, and SAB Topic 5M. With respect to the held-to-maturity investments which had experienced a decline in fair value below their carrying values as of November 30, 2008, the Company expects to collect all amounts due according to the contractual terms of these instruments.

The Investment Securities note will include the following incremental disclosure:

At February 28, 2009, the Company had $10.7 million of net unrealized losses on its held-to-maturity investment securities in state and political subdivisions, compared to $17.0 million of net unrealized losses at November 30, 2008. The Company believes the unrealized loss on these investments is the result of changes in interest rates subsequent to the Company’s acquisitions of these securities and that the reduction in value is temporary. Additionally, the Company expects to collect all amounts due according to the contractual terms of these securities.

Note 22. Litigation, page 132

9.	We note that you recorded the $473 million “special dividend” accrual to Morgan Stanley directly through retained earnings. Please provide us with an enhanced description of this transaction and tell us the authoritative literature you used to support your accounting treatment. In your discussion of your accounting for this transaction, specifically tell us how you considered whether this was a loss contingency that should be charged to income based on the guidance in SFAS 5.

On June 19, 2007, the Company’s Board of Directors declared and distributed a special dividend to the sole record holder of the common stock of the Company on that date, which was Morgan Stanley, all in accordance with requirements under the corporate laws of the State of Delaware. The special dividend consisted of the right to receive from the Company a portion of any proceeds of the resolution of the litigation the Company was then pursuing against Visa and MasterCard, subject to the terms of the agreement between the Company and Morgan Stanley regarding the manner in which the antitrust case against Visa and MasterCard was to be pursued and resolved and how proceeds of the litigation were to be shared (the “Special Dividend Agreement”). The special dividend was declared and distributed in advance of the July 2, 2007 spin-off of the Company from Morgan Stanley, but before the litigation was settled and an amount of the proceeds from the litigation was determined. The full terms of the Special Dividend Agreement are set forth in Schedule 2 to the Separation and Distribution Agreement between Morgan Stanley and the Company dated as of June 29, 2007, which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007.

On October 13, 2008, the Company reached an agreement, effective November 4, 2008, with Visa and MasterCard in settlement of the litigation. The amount of payment in respect of the special dividend, if any, owed by the Company to Morgan Stanley pursuant to the Special Dividend Agreement is now the subject of litigation between the Company and Morgan Stanley. The terms of the settlement and additional detail regarding the dispute are set forth in the Company’s Form 10-K for the fiscal year ended November 30, 2008 under “Part I. Item 3. Legal Proceedings.”

From an accounting perspective, because the amount of any payment in respect of the Special Dividend Agreement was dependent in part upon receiving a settlement or judgment from one or both of the pending cases with Visa and MasterCard, the declaration of the special dividend did not immediately result in an accounting entry by the Company. The accounting recognition by the Company of the special dividend was established with the receipt of settlement proceeds.

The accounting for the special dividend is based on FASB Statement No. 5 (“SFAS 5”) and FASB guidance concerning when a dividend liability has been established between an entity and its shareholder(s). FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”), paragraph 69, states that a dividend declared but unpaid is a recognizable liability and that equity is reduced by the incurrence of the liability to owners – the declaration of the dividend – not by its settlement. Thus, the declaration gave rise to a contingent liability to make payments in respect of a declared divided to the Company’s former parent; it did not give rise to a loss contingency. Because the Company had not yet reached a settlement of or otherwise resolved the antitrust case against Visa and MasterCard at the time the special dividend was declared and distributed, the amount of any payment with respect to the special dividend was not estimable at the time and therefore could not be recorded.

The Company received from MasterCard a one-time payment of $862 million in November 2008 which was recorded as other income. As mentioned above, the amount due to Morgan Stanley is subject to litigation, but because the amount of the resulting potential payment in respect of the original special dividend could be calculated, we accrued the liability (which is in dispute) for the payment, which is the $473 million reported under “Special Dividend – Morgan Stanley” on the Company’s November 30, 2008 consolidated statement of financial condition.

Note 23. Fair Value Disclosures, page 133

10.	We note that you transferred your certificated retained interests in DCENT from Level 2 to Level 3 due to a significant decrease in, or lack of, transactions in the asset-backed securities market starting in the fourth quarter of 2008. You now fair value these securities using a “discount rate reflective of the implied rate of return on the last date on which the market was considered active,” adjusted for certain changes occurring thereafter. Please tell us in detail and revise future filings to disclose, the following:

a.	The criteria you used when determining whether the market for a financial instrument is active or inactive (i.e. illiquid), and how you interpret the definition of an inactive market;

In concluding that the market for credit card asset-backed securities (“ABS”) was inactive, we considered the guidance provided in FSP FAS 157-3 and the joint release concerning clarifications on fair value accounting from the SEC Office of the Chief Accountant and FASB Staff dated September 30, 2008. The factors we observed beginning in the fourth calendar quarter of 2008, specifically, widened bid-ask spreads, a marked decrease in trading volumes relative to historical levels and the substantial variability among indicatives from different pricing sources, are among those cited as evidence of an inactive market in that accounting guidance.

In this regard, we considered the following factors in determining that the market for credit card ABS had become inactive during the three months ended November 30, 2008:

•

A significant decrease in volume of primary market transactions as compared to historical levels: primary market credit card ABS transactions averaged $6 billion to $9 billion monthly from the beginning of 2006 through May 2008, decreasing to a level of approximately $4 billion per month through September 2008, followed by a lack of primary issuance transactions altogether after September 25, 2008. With the absence of primary market transactions since that date, more recent observable data did not exist at November 30, 2008.

•

Prior to October 2008, the indicative spreads of primary market credit card ABS transactions provided by various investment banks, which the Company historically relied on in valuing its certificated retained interests, demonstrated relatively little variability among the various pricing sources. Beginning in October 2008, these indicative spreads began to reflect a high degree of variability among the different pricing sources.

•

Wide bid-ask spreads among credit card ABS securities market participants, resulting in the complete absence of primary market transactions after September 25, 2008 (aside from issuances to transferors).

b.	The specific date on which you last considered the market to be “active” and the length of time between that date and the date of your fair value calculation, and if or how you took that length of time into consideration when determining the fair value;

We receive weekly indicative spread data for credit card ABS transactions from various investment banks, representing non-binding pricing guidance specific to Discover transactions in primary market trades. Historically, these spreads have approximated market observed spreads of similar credit card ABS transactions of other issuers. As of November 30, 2008, the most recent observable primary credit card ABS transaction had priced on September 25, 2008. Indicative spreads provided thereafter lacked the validation provided by public transactions and varied significantly among the various investment banks as a result. For the reasons noted in the response to Comment 10(a) above, we concluded the primary market for credit card ABS transactions was inactive by September 30, 2008 and that the indicative pricing we received from investment bankers for the week ended September 26, 2008 was the last pricing data that reflected active market assumptions (hereinafter, this data is referred to as “the September 26, 2008 indicative spreads”).

The Company’s November 30, 2008 valuation of the certificated retained interests utilized the September 26, 2008 indicative spreads, adjusted to reflect pricing changes occurring in the market through November 30, 2008. Since the September 26, 2008 indicative spreads were believed to contain an appropriate measure of liquidity and credit risk reflective of a non-distressed market for these securities, we captured only the incremental credit and liquidity risk premiums relevant to the two months subsequent to that date in this adjustment. Specific details concerning this incremental risk adjustment are discussed below in the response to Comment 10(c).

c.	Describe in more detail the specific market changes you considered subsequent to the last date on which the market was considered active and the quantitative and qualitative impact that each of these changes had on your fair value calculation;

As mentioned in the response to Comment 10(b) above, the September 26, 2008 indicative spreads were adjusted to capture incremental risk relevant to the two months subsequent to this measurement date in deriving an estimate of market rates at November 30, 2008. We considered market changes attributable to both credit risk and liquidity risk in determining the appropriate adjustment.

Our valuations at November 30, 2008 included an incremental liquidity risk premium of 125 basis points on the single-A rated certificated Class B retained interests and 175 basis points on the BBB-rated certificated Class C retained interests. These incremental liquidity premiums resulted in an additional unrealized loss of $23 million being recognized on these investments between October 1 and November 30, 2008. Market factors we considered in assessing the need and magnitude of the incremental liquidity risk premium included the following:

•	An increase in 1-month LIBOR in October 2008 to a peak of 4.5875%;

•	A subsequent 100bps decline in Federal Funds target;

•	A related widening of the LIBOR-OIS Spread, which measures the difference between LIBOR and the overnight indexed swap, to as much as 132 basis points;

•	An increase in the cost of funds on peer unsecured debt rated BBB+ in October 2008, which is one rating higher than unsecured Discover corporate debt.

The widening of the LIBOR-OIS Spread to approximately 130 basis points indicated heightened aversion among banks to lend to one another and provided a quantitative measure on which we could assess a liquidity premium. Although the LIBOR-OIS Spread, as well as some other financial measures, began to experience relief in October as a result of the implementation of government actions to create liquidity, the primary market for credit card ABS transactions remained closed. Accordingly, we assumed an average liquidity risk premium of 150 basis points, with BBB-rated securities having a slightly higher premium than the A-rated securities as a result of the higher level of subordination which the lower-rated securities provide.

At November 30, 2008, the Company did not believe a market participant would conclude that deterioration in the credit quality of Discover credit card ABS was a significant factor, and as such, did not include an incremental credit risk premium above that which was already inherent in the September 26, 2008 indicative spreads. At November 30, 2008, there was little evidence to suggest that the widening spreads were being driven by anything other than concerns about liquidity. In contrast, during the quarter ended February 28, 2009, several events provided evidence that incremental credit risk will now factor into pricing on these and similar securities. These events, beginning in December 2008, include higher credit loss experience, increased velocity in credit losses going forward and ratings watch actions by the rating agencies, impacting several of the largest credit card ABS issuers. On February 4, 2009, Standard and Poor’s reported that they had cause for concern over the charge-off rate on the assets in Discover’s master trust. Consequently, the valuations of these certificated retained interests in the Company’s Form 10-Q for the three months ended February 28, 2009 have included an incremental credit risk premium to reflect these recent market developments and trends.

d.	In determining the amount to present as transfers into and out of Level 3, please revise your future filings to clarify whether you use the fair value at the beginning or end of the period;

We present transfers into and out of Level 3 using the fair value as of the beginning of the period. We will revise future filings to clarify this in the Company’s note on Fair Value Disclosures.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/S/ ROY A. GUTHRIE
Roy A. Guthrie
Executive Vice President and
Chief Financial Officer

cc:	Mr. Michael R. Clampitt, Securities and Exchange Commission
Ms. Brittany Ebbert, Securities and Exchange Commission
Mr. Michael Volley, Securities and Exchange Commission
Mr. John S. England, Deloitte & Touche LLP